                                              Filed by iPrint Technologies, inc.
                       Filed pursuant to Rules 165 and 425 promulgated under the
                            Securities Act of 1933, as amended, and deemed filed
                                    Pursuant to Rule 14a-6 promulgated under the
                                     Securities Exchange Act of 1934, as amended

                                            Subject Company: Wood Alliance, Inc.
                      iPrint Technologies, inc.'s Exchange Act File No.: 0-29733



Contact:   Sonya Chan
           Director of Communications
           iPrint.com
           SChan@iPrint.com
           ----------------
           650.298.8500, ext. 2581

FOR IMMEDIATE RELEASE
---------------------

                iPRINT TO LAUNCH PROMOTION FOR AMERICAN RED CROSS

(Redwood City, CA - October 12, 2001) - iPrint Technologies, inc. (Nasdaq: IPRT) today announced that in support of those affected by the September 11 tragedies, it will donate $5.00 to the American Red Cross for every photo mug or photo mouse pad purchased on iPrint.com (http://iPrint.com) through October 31, 2001.
                                   -----------------

"Like so many, we also wanted to do our part to help support those affected by this national tragedy," said Royal P. Farros, Chairman and CEO for iPrint. "Our thoughts remain with the victims, their families, and the support teams."

About iPrint Technologies, inc.

Founded in 1996, iPrint Technologies, inc. is the leading online printing technology and infrastructure provider. iPrint creates technology that improves the print buying process, serving such companies as Intel, 3M, Microsoft, OfficeMax, Oracle, and PeopleSoft. iPrint's technology integrates into e-procurement platforms, streamlining the cost of ordering professional printing and improving the overall ROI of e-procurement efforts. iPrint's technology also powers the award-winning, branded Web site, iPrint.com, which offers SOHO customers convenience and significant cost savings on professionally printed products. iPrint has been distinguished with the Inc./Cisco Technology Award, an "Innovation in Print" award by CAP Ventures, and named the #15 top eBusiness by InformationWeek. iPrint Technologies, inc. can be reached at http://www.iPrint.com.
---------------------

(Sources: PC Data Online, Top Monthly E-Tailers Reports and Top Monthly Sites Reports; CAP Ventures, Research; BizRate.com, Customer Certified Ratings; Keynote.com, 2000.)

iPrint is a registered trademark of iPrint Technologies, inc. Other marks are property of their respective owners.

                                      # # #

Caution applicable under certain SEC rules

Security holders are urged to read iPrint's proxy statement/prospectus regarding the proposed business combination with Wood Associates because it contains important information about the transaction. The proxy statement/prospectus has been filed with the SEC by iPrint. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by iPrint with the SEC at the SEC's Web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from iPrint.

iPrint and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of iPrint with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in iPrint's proxy statement of its 2001 annual meeting of stockholders dated April 26, 2001. This document is available free of charge at the SEC's Web site at www.sec.gov and from iPrint.

Forward-looking Statements

This press release may contain "forward-looking statements" (as that phrase is used in Section 21E of the Securities Exchange Act of 1934) related to iPrint's plans and expectations regarding its relationship with Red Cross. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those stated or implied by iPrint's statements. Please review iPrint's most recent Forms 10-Q and 10-K which are available at the SEC's Web site at www.sec.gov. for further discussion of risks and uncertainties that affect iPrint's business.